SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 10SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                     ADVENTURE MINERALS INC.
                     -----------------------
       (Exact name of Company as specified in its charter)


NEVADA						98-0208988
------                                    ----------
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)


Suite 414, 1859 Spyglass Place
Vancouver, British Columbia, Canada		V6Z 4K6
-----------------------------------       -------
(Address of principal executive offices)	(Zip Code)


Registrant's telephone number, including area code: 604-687-7962


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of each exchange on which
to be so registered		each class is to be registered
-------------------           ------------------------------
None					None


Securities to be registered pursuant to Section 12(g) of the Act:

           Common Shares, par value $0.001 per share
                        (Title of class)

                         TABLE OF CONTENTS

                                                               Page

COVER PAGE ...................................................    1

TABLE OF CONTENTS ............................................    2

PART I .......................................................    3

     DESCRIPTION OF BUSINESS ..................................   3
     DESCRIPTION OF PROPERTY ..................................  12
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES...  12
     REMUNERATION OF DIRECTORS AND OFFICERS ...................  13
     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
        SECURITYHOLDERS .......................................  14
     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
        TRANSACTIONS ..........................................  14
     DESCRIPTION OF SECURITIES ................................  15

PART II .......................................................  16

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ...........  16
     LEGAL PROCEEDINGS ........................................  16
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ............  16
     RECENT SALES OF UNREGISTERED SECURITIES ..................  16
     INDEMNIFICATION OF DIRECTORS AND OFFICERS ................  17

PART F/S ......................................................  19

     FINANCIAL STATEMENTS ..................................... 19A

PART III ......................................................  20

     INDEX TO EXHIBITS ........................................  20

SIGNATURES ....................................................  21

                              PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

Item 6.  Description of Business

Organization
------------

Adventure Minerals Inc. (the "Company") was organized as a Nevada corporation on February 16, 1999. The name of the Company was changed from "Magic Bag Corporation" to "Adventure Minerals Inc." by the filing a Certificate of Amendment of the Articles of Incorporation with the Nevada Secretary of State effective July 28, 1999.

Business
--------

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has an option to acquire an interest in the property described below under the heading "Kukagami Lake Property Option Agreement". The Company intends to carry out exploration work on the Kukagami Lake Property in order to ascertain whether the Kukagami Lake Property possesses commercially exploitable quantities of platinum and palladium. There can be no assurance that a commercially exploitable mineral deposit, or reserve, exists in the Kukagami Lake Property until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Kukagami Lake Property Option Agreement
---------------------------------------

The Company has acquired an option (the "Option") to acquire a 70% interest in a certain mineral claim situated in the Sudbury Mining District in the Province of Ontario, Canada (the "Kukagami Lake Property"). The Company acquired the Option pursuant to an agreement dated April 1, 1999 between the Company and Excellerated Resources Inc. ("Excellerated"). The consideration paid by the Company to Excellerated for the grant of the Option was $1,500 CDN.

The Option is exercisable by the Company incurring the following minimum cumulative exploration expenditures on the Kukagami Lake
Property:

1.	$13,500 CDN of exploration expenditures by April 30, 1999;
2.	$136,500 CDN of exploration expenditures by April 1, 2000; and
3.	$150,000 CDN of exploration expenditures by April 1, 2001.

The Company has advanced funds to Excellerated to be utilized as exploration expenditures in the required amount of $13,500 CDN by April 30, 1999 in order to maintain the Option.

In the event that the Company incurs, in any of the above periods, less than the required exploration expenditures, the Company may, at its option, pay to Excellerated the difference between the amount actually spent and the required exploration expenditure in full satisfaction of the exploration expenditures to be incurred. In the event that the Company spends, in any period, more than the required sum, then the excess will be carried forward and applied to the required exploration expenditures to be incurred in subsequent periods. If the Company fails to make any required payment or incur any required exploration expenditure, the Option will terminate and the Company will have no further rights to the Kukagami Lake Property.

Property exploration expenditures are defined in the Kukagami Lake Option Agreement to include all costs associated with the conduct of exploration on the Kukagami Lake Property. These costs include all cash, expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly associated therewith in connection with the exploration and development of the Kukagami Lake Property.

A copy of the Kukagami Lake Option Agreement is attached to this Registration Statement as an Exhibit. The information provided in this Registration Statement with respect to the Kukagami Lake Option
Agreement is qualified in its entirety by reference to the complete text of that agreement.

Kukagami Lake Property
----------------------

The Kukagami Lake Property is comprised of one (1) mineral claim located in the Sudbury Mining Division in the Township of Kelly in the Province of Ontario, Canada (the "Mineral Claim"). The Mineral Claim is owned by Excellerated subject to a 2% net smelter royalty in favor of Mr. J. D. Jevning. The Mineral claim is un-patented and un-surveyed and consists of 16 units.

The Mineral Claim is one of six mineral claims owned by Excellerated in the vicinity of the Mineral Claim (these claims are referred to as the "Excellerated Properties"). The claims comprising the Excellerated Properties, including the Mineral Claim, were recorded on February 26, 1999.

Geological Report
-----------------

The Company has obtained a geological report from Excellerated on the Excellerated Properties prepared by Mr. James G. Burns, P. Eng, of 190 Graye Crescent, Timmins, Ontario (the "Geological Report"). The Geological Report summarizes the exploration history of the Excellerated Properties, the regional geology of the Excellerated Properties and provides conclusions and recommendations for a work program on the Excellerated Properties. These results of the Geological Report are summarized below.

A copy of the Geological Report is attached to this Registration
Statement as an Exhibit. The information provided in this Registration Statement with respect to the Geological Report is qualified in its entirety by reference to the complete text of this report.

Location of the Kukagami Lake Property
--------------------------------------

The Kukagami Lake Property is located approximately 50 kilometers east of Sudbury in the Township of Kelly, Province of Ontario, Canada. Access to the Excellerated Properties is by secondary highway and then via logging roads. Access is limited to snow-free months, unless logging operations are in progress in the area. There is no infrastructure on the Excellerated Properties, other than logging roads in the vicinity.

History of the Kukagami Lake Property
-------------------------------------

Prospecting has been conducted in the vicinity of the Excellerated Properties since the 1890's. The recent exploration of properties in the vicinity of the Excellerated Properties is summarized in detail in the Geological Report.

Geology of the Excellerated Properties
--------------------------------------

The Excellerated Properties are underlain by a geological feature known as the "gowganda" formation, which is a sedimentary sequence of rock. The sedimentary rock is intruded throughout the Excellerated Properties by a geological feature known as the "Nipissing Gabbro". The geology of the Excellerated Properties is discussed in detail in the Geological Report. The Geological Report confirms a recognized close spatial relationship between the Nipissing Gabbro formation and mineralization.
 Minerals associated with the Nipissing Gabbro formation include copper-nickel-platinum group elements in the area of the Kukagami Lake Property. Platinum group elements include platinum and palladium.

Mineralization on the Excellerated Properties
----------------------------------------------

The Geological Report confirms that there are no known minerals deposits nor occurrences on the Excellerated Properties, but occurrences of copper-nickel-platinum group elements do occur in the general area of the Excellerated Properties. The Geological Report concludes that copper and gold mineralization is associated with coarse veins within carbonite-albite alteration zones hosted in either sedimentary rock units or Nipissing Gabbro. The Geological Report also concluded that copper-nickel-platinum group elements sulphide mineralization occurs as disseminations within the Nipissing Gabbro or as massive pods at the base of the intrusion. The Geological Report summarized occurrences of copper-nickel-platinum group element occurrences within the Kelly Township area in the vicinity of the Excellerated Properties.

Recommendations
---------------

The Geological Report identified the exploration objective for the Excellerated Properties as being copper-nickel-platinum group element deposits hosted by the Kelly Township Nipissing Gabbro. A prudent work program is recommended by the Geological Report on the Excellerated Properties. The geological program recommended by the Geological Report consists of a staged, multi-discipline exploration program comprising geological mapping, outcrop sampling and whole rock analysis, petrographic studies, magnetometer and induced polarization surveys, humus and soil geo-chemical surveys, and prospecting.

The recommended exploration program is summarized in detail in the Geological Report. The Geological Report recommended completing the geological exploration program in two phases. Phase One would consist of line cutting, geological mapping, whole rock analysis, petrographic studies, prospecting and geophysical and geo-chemical surveys. Phase Two would include target definition, fill-in, geo-chemical and geophysical surveys, plus approximately 2,000 meters of diamond drilling to test anomalies identified.

The Geological Report identified the budget for Phase One and Phase Two of the Exploration Program on the Excellerated
Properties as follows:

PROPOSED EXPLORATION BUDGET (CANADIAN FUNDS)
-------------------------------------------------------------------

Phase I                                                   CDN Funds
-------                                                   ---------

Geological mapping, sampling: estimate 30 days @
$350/d                                                       10,500

Petrographic studies : allow                                  5,000

Whole rock analysis : estimate 50 samples @ $50/sample        2,500

Humus sampling (grid) : estimate 20 days @ $200/d             4,000

Humus analyses : estimate 250 samples @ $30/sample            3,500

Soil sampling & prospecting (non grid) : estimate 10
days @ $550/d                                                 5,500

Soil samples  : estimate 200 samples @ $30/sample             6,000

Magnetometer survey : 100 km @ $75/km                         7,500

IP survey : estimate 30 days @ 1,500/d plus report           50,000

Report preparation : allow 10 days @ $350/d                   3,500

Travel, accommodation, etc.: allow                           10,000
                                                             ------
                        Sub Total                        $  139,000

                        Contingency : 7.9%                   11,000
                                                         ----------
                        Total                            $  150,000



Phase II

Fill-in surveys : allow                                  $   25,000

Diamond drilling : 2000 m @ $50/m                           100,000

Assays/analysis : allow                                      10,000

Supervision, core logging, report writing : estimate
25 days @ $350/d                                              8,750

Core splitter : estimate 10 days @ $200/d                     2,000

Travel & accommodation, etc. : allow                          3,000
                                                              -----

                        Sub Total                        $  148,750

                        Contingency : 7.6%                   11,250
                                                         ----------
                        Total                            $  160,000

                                       Grand Total      310,000.CDN
                                                        ===========

-------------------------------------------------------------------

Conclusions of the Geological Report
------------------------------------
The Geological Report concluded that the Nipissing Gabbro intrusion underlying the Excellerated Properties is considered highly prospective for copper-nickel-platinum group element mineralization. Accordingly, the Excellerated Properties warrant a more detailed examination of its mineral potential. The Geological Report recommends the two-phase multi-discipline exploration program described above to investigate the economic potential of these Properties.

Company's Plan of Operation
---------------------------

The Company and Excellerated have agreed that the Company is responsible for 10% of the Phase One program being $15,000 CDN.
Excellerated has also agreed to accept the $15,000 CDN property payment as being a payment for the Company's share of the Phase One program.

The Company has therefore funded its share of the Phase One of the exploration program on the Excellerated Properties as recommended by the Geological Report. The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to fund its share of Phase One of the exploration program. The Company will assess whether to proceed with further exploration programs upon completion of Phase One of the exploration program and an evaluation of the results of this exploration program.

The Company had cash on hand in the amount of $40,500 US as of August 15, 1999. The Company has funded its share of Phase One of the exploration program. The Company believes that its cash reserves are also sufficient to meet its obligations for the next twelve-month period, including the legal and accounting expense of complying with its obligations as a reporting issuer under the Securities Exchange Act of 1934, in addition to the cost of completing Phase One of the exploration program.

The Company will require additional funding in the event that the Company determines to proceed with its share of Phase Two of the
exploration program.   The anticipated cost of the Company's share of
Phase Two of the exploration program is approximately $16,000 CDN which is in excess of the projected cash reserves of the Company upon completion of Phase One of the exploration program. The Company anticipates that additional funding will be in the form of equity financing from the sale of the Company's common stock. There is no assurance that the Company will be able to achieve additional sales of its common stock sufficient to fund Phase Two of the exploration program. The Company believes that debt financing will not be an alternative for funding Phase Two of the exploration program. The Company does not have any arrangements in place for future equity financing.

If the Company does not secure additional financing, the Company will not be able to complete its share of Phase Two of the exploration program or meet its obligation to Excellerated under the Option to incur $300,000 of exploration expenditures, in aggregate, on the Kukagami Lake Property by April 1, 2001. The Company will be required to abandon the Option in the event that the Company is unable to achieve sufficient financing as required to incur $300,000 of exploration expenditures on the Kukagami Lake Property by April 1,
2001.   The Company will consider brining in a joint venture partner for the Kukagami Lake Property if the Company is unable to achieve sufficient funding by itself to proceed with the required exploration expenditures and the Company does not want to abandon the Kukagami Lake Property. The Company will pursue acquiring interests in alternate mineral properties in the event of termination of the Option due to a failure to incur the required exploration expenditures.

Management Agreement
--------------------

The Company has entered into a management agreement dated April 1, 1999 with WFC Management Corporation, a company controlled by Mr. Grayson Hand, whereby WFC Management Corporation has agreed to provide management and administration services to the Company for a fee of $750 US per month for a one-year term commencing April 1, 1999 and expiring March 31, 1999 (the "Management Agreement"). The services include the management services of Mr. Hand, reception, secretarial services, accounting services, investor relations and general office services.

A copy of the Management Agreement is attached to this Registration Statement as an Exhibit. The information provided in this Registration Statement with respect to the Management Agreement is qualified in its entirety by reference to the complete text of that agreement.

Competition and Marketing
-------------------------

The mining industry, in general, is intensely competitive. There can be no assurance that even if commercial quantities of ore are discovered, a ready market will exist for its sale. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation
-------------------------------------

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of Ontario. In addition, production of minerals in the Province of Ontario will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

During the exploration phase of the Excellerated Properties, the Company will be subject to regulation by the Ministry of Natural Resources, a ministry of the Province of Ontario. The Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the Excellerated Properties. Because there is presently no information on the size, tenor, or quality of any resource or reserve, it is impossible to assess the impact of any capital expenditures on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

*	Water discharge will have to meet drinking water standards;

*	Dust generation will have to be minimal or otherwise re-mediated;

*	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

*	An assessment of all material to be left on the surface will need to be environmentally benign;

*	Ground water will have to be monitored for any potential;

*	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

*	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.
The payment of such liabilities may have a material adverse effect on the Company's financial position.

The Company cannot give any assurance as to what would be considered a "commercial quantity" of ore for the Excellerated Properties. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact on the economics of production of the Excellerated Properties, including prevailing mineral prices, the concentration of minerals within the ore, cost of mining and production, costs of money, costs of environmental compliance and general economic conditions.

No Known Bodies of Ore
----------------------

There are no known bodies of ore on the Company's optioned property. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its optioned property to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures
-------------------------------------

During the past two fiscal years, the Company has not completed any research or development expenditures.

Subsidiaries
------------

The Company has no subsidiaries.

Employees
---------

As of August 15, 1999, the Company had no employees, other than its officers.

The Company's one officer is Mr. Grayson Hand who is President, Secretary and Treasurer of the Company. Mr. Hand provides his services on a part-time basis as required for the business of the Company. Mr. Hand presently commits approximately 15% of his business time to the business of the Company. The Company presently pays to WFC Management Corporation, a company controlled by Mr. Hand, a management fee of $750 per month pursuant to the Management Agreement.

The Company does not pay to its directors any compensation for each director serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third parties.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

YEAR 2000 RISK
--------------

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company does not own any computer hardware or license any computer software in its operations as a geological exploration company. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has investigated the Year 2000 compliance of all computer hardware and computer software used by the Company's consultants in the Company's business operations. The Company has relied upon the verbal representations of each of its consultants that third party software used by the consultant is Year 2000 compliant. The Company has relied upon verbal representations by consultants that all computer hardware purchased is Year 2000 compliant. The Company cannot give any assurance that all computer hardware and software used by its consultants will be Year 2000 compliant. Accordingly, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Year 2000 problems experienced by its consultants.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the loss of data regarding its property and business operations and the inability of its consultants to provide consultant services to the Company until such time as computer hardware and software was upgraded.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $5,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has relied upon representations of its consultants as to Year 2000 compliance.

Contingency Planning

The Company's contingency plan consists of a back-up of all computer databases and documentation.

Item 7.  Description of Property

The Company has an option to acquire a 70% interest in the Mineral Claim, as described in detail in Item 6 of Part I of this Registration Statement under "Excellerated Properties Option Agreement". The Company does not own or lease any property other than its option to acquire an interest in the Kukagami Lake Property.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.	Directors and Officers
      ----------------------

Name	                Age  Office                   Term of Office
----                  ---  ------                   --------------
Grayson W. Hand       62   President/Secretary/     One year
                           Treasurer/Director

Gordon A. Keevil      47   Director                 One year

Mr. Grayson Hand is a director and is President of the Company. Mr. Hand is a Vancouver businessman who has over 25 years of senior management and executive level business experience. He has acted as a director of Global Technologies Inc., Medical Polymers Technologies Inc., Tanisys Technology Inc. and Leigh Resources Ltd., each of which is a publicly traded company. Mr. Hand was president of Leigh Resources from July 7, 1995 to January 21, 1997. Mr. Hand was appointed a director of Leigh Resources in July, 1995 and remains a director of Leigh Resources. Mr. Hand's business experience includes senior management positions and ownership of companies in the communication field as well as public companies.

Mr. Gordon A. Keevil is a director of the Company. Mr. Keevil graduated with a degree in geology from Queen's University in 1975 and has since early 1976 worked in natural resource exploration and development. He has concentrated on exploration working predominately with listed junior resource companies. He has served as a director or officer of a number of Canadian
Companies. Between 1976 and 1988, Mr. Keevil served as a director and officer of Quinterra Resources Inc., Seaforth Mines Ltd., Highland Crow Resources Inc., Emerald Lake Resources Inc., all listed on the Vancouver Stock Exchange, and Noramco Mining Corp., listed on the Toronto Stock Exchange. From 1992 to 1993, Mr. Keevil was a director and president of Dorado Resources, a private oil and gas company in Calgary. From 1995 to 1996, he was a consultant to Spokane Resources Ltd. and Ivory Oils and Minerals Inc. of Vancouver. Since 1997, Mr. Keevil has been a director and officer of Leigh Resource Corporation of Vancouver, Canada. Since 1997, he has also been a director of Stealth Ventures Ltd. of Vancouver, Canada. Mr. Keevil also serves as a consultant to exploration companies active in the mineral resource industry.

2.	Significant Employees
      ---------------------

The Company does not have any significant employees.

3.	Term of Office
      --------------

Officers and directors of the Company serve for a term of one year until the next annual general meeting of the Company or until removed in accordance with the by-laws of the Company.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for period from commencement of the Company's business on April 1, 1999 to June 30, 1999 As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipated to be paid to any such officers other than the cash compensation set forth below.

------------------------------------------------------------------
                   Summary Compensation Table
------------------------------------------------------------------
Name 			Position         	    	Year      Management Fee
----              --------                ----      --------------
Grayson Hand	President			1999	      $2,250
------------------------------------------------------------------

The services of Mr. Hand are provided pursuant to the Management
Agreement with WFC Management Corporation. See Item 6 - "Description of Business - Management Agreement".

Item 10.  Security Ownership of Management and Certain Security Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:

                 Name and Address	 Amount of		    Percent
Title of Class   of Beneficial Owner Beneficial Ownership of Class
--------------   ------------------- -------------------- --------
Common Stock     Grayson Hand		      1,200,000	       59.0%
                 Suite 414
                 1859 Spyglass Place
                 Vancouver, BC
                 Canada V5Z 4K6

Common Stock     Gordon A. Keevil			  0             0%
                 3790 Southridge Avenue
                 West Vancouver, BC
                 Canada V7V 3J1

Common Stock     Directors and Officers   1,200,000          59.0%
                 As a Group


Item 11.  Interest of Management and Others in Certain Transactions

Except as set forth below, one of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

The Company has entered into the Management Agreement with WFC Management Corporation, a company controlled by Mr. Grayson Hand, President of the Company. Under the Management Agreement, the Company has agreed to pay to WFC Management Corporation a management fee of $750 per month for a one year term in consideration for management and administration services to be provided by WFC Management Corporation to the Company. See Item 6 of Part I of this Registration Statement under "Management Agreement".

Item 12.  Description of Securities

Common Stock

The Company has authorized 25,000,000 common shares par value $0.001 of Common Stock, of which 2,033,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

                             PART II


Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this Registration Statement. Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this Registration Statement, there were forty-seven
(47) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

The issuance of dividends to shareholders is at the discretion of the board of directors of the Company. The Company has not issued any dividends since its inception and does not have plans to do so in the foreseeable future.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in February 19, 1999

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,200,000 common shares at a price of $0.005 per share on April 01, 1999 pursuant to Section 4(2) of the Securities Act of 1933. All of these shares were sold to Grayson Hand, the President, Secretary, Treasurer and Director of the Company, and are "restricted shares" within the meaning of the Securities Act of 1933.

The Company completed an offering of 800,000 common shares at a price of $0.05 per share on April 2, 1999 to a total of thirteen (13) investors, each of which investors was known to an officer and director of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia.

The Company completed an offering of 33,000 common shares at a price of $0.25 per share on April 5, 1999 to a total of thirty three (33) investors, each of which investors was known to an officer and director of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British
Columbia.

The aggregate of these offerings, if integrated under Rule 502 of Regulation D of the Act is less than the $1,000,000 limit the exemption allows.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a wilful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) wilful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S
                        FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the period ending April 30,
      1999, including:

(a)	Balance Sheet;

(b)	Statement of Loss and Deficit;

(c)	Statement of Cash Flows;

(d)	Statement of Stockholders' Equity;

(e)	Notes to Financial Statements.


2.	Consent of Auditor

                       MAGIC BAG CORPORATION
                   (An Exploration Stage Company)

                       FINANCIAL STATEMENTS


                          APRIL 30, 1999
                    (Stated in U.S. Dollars)

                                  ------------------------------
                                  Morgan & Company
                                  ------------------------------
                                  Chartered Accountants
                                  ------------------------------
                                  P.O. Box 10007, Pacific Centre
                                  Suite 1730 - 700 West
                                  Georgia Street
                                  Vancouver, B.C. V7Y 1A1
                                  Telephone (604) 687-5841
                                  Fax (604) 687-0075
                                  ------------------------------


                        AUDITORS' REPORT

To the Directors
Magic Bag Corporation

We have audited the balance sheet of Magic Bag Corporation (an exploration stage company) as at April 30, 1999 and the statements of loss and deficit accumulated during the exploration stage, cash flows and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1999 and the results of its operations and the cash flows for the period then ended in accordance with United States generally accepted accounting principles.




Vancouver, B.C.	                    \s\ Morgan & Company
July 22, 1999	                    Chartered Accountants

                    MAGIC BAG CORPORATION
               (An Exploration Stage Company)

                        BALANCE SHEET

                       APRIL 30, 1999
                  (Stated in U.S. Dollars)

------------------------------------------------------------------

ASSETS

Current
   Cash                                                $   42,954

Mineral Property (Note 3)                                   1,000

Exploration Advance (Note 4)                                8,299
                                                       ----------
                                                       $   52,253
==================================================================

LIABILITIES

Current
   Accounts payable                                    $    2,081
                                                       ----------
SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value
     $0.001 per share

   Issued and outstanding:
     2,033,000 Common shares                                2,033

Additional paid in capital                                 52,217

Deficit Accumulated During The Exploration Stage           (4,078)
                                                       ----------
                                                           50,172
                                                       ----------
                                                       $   52,253
==================================================================


Approved by the Directors:

                       MAGIC BAG CORPORATION
                   (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT
                      (Stated in U.S. Dollars)

------------------------------------------------------------------
                                        Period From
                                            Date Of
                                       Organization      Inception
                                        February 17    February 17
                                               1999           1999
                                        To April 30    To April 30
                                               1999           1999
------------------------------------------------------------------

Expenses
   Office administration and sundry     $       784   $        784
   Mineral property exploration
     Expenditures                               963            963
   Professional fees                          2,331          2,331
                                         ----------   ------------
Net Loss For The Period                       4,078   $      4,078
                                                      ============
Deficit Accumulated During The
  Exploration Stage,
  Beginning Of Period                             -
                                         ----------

Deficit Accumulated During The
  Exploration Stage,
  End Of Period                          $    4,078
                                         ==========

Net Loss Per Share                            $0.01
                                              =====

Weighted Average Number of Shares
  Outstanding                               805,905
                                         ==========

                      MAGIC BAG CORPORATION
                 (An Exploration Stage Company)

                     STATEMENT OF CASH FLOWS
                    (Stated in U.S. Dollars)



------------------------------------------------------------------
                                        Period From
                                            Date Of
                                       Organization      Inception
                                        February 17    February 17
                                               1999           1999
                                        To April 30    To April 30
                                               1999           1999
------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the period              $    (4,078)   $    (3,328)

Adjustments To Reconcile Net Loss To
  Net Cash Used By Operating
  Activities
   Change in accounts payable                 2,081          1,331
                                         ----------     ----------
                                             (1,997)        (1,997)
                                         ----------     ----------
Cash Flow From Investing Activities
   Mineral property                          (1,000)        (1,000)
   Exploration advance                       (8,299)        (8,299)
                                         ----------     ----------
                                             (9,299)        (9,299)
                                         ----------     ----------
Cash Flow From Financing Activities
   Share capital issued                       54,250         54,250
                                         -----------    -----------
Increase In Cash                              42,954         42,954

Cash, Beginning Of Period                          -              -
                                         -----------    -----------
Cash, End Of Period                      $    42,954    $    42,954
===================================================================

                       MAGIC BAG CORPORATION
                  (An Exploration Stage Company)

                STATEMENT OF STOCKHOLDERS' EQUITY

                         APRIL 30, 1999
                    (Stated in U.S. Dollars)




                            Common Stock
                      --------------------------
                                      Additional
                                      Paid-in
                  Shares      Amount  Capital    Deficit    Total
                  ------------------------------------------------

Shares issued for
  cash @ $0.005  1,200,000   $ 1,200   $  4,800  $     -  $  6,000

Shares issued for
  cash @ $0.05     800,000       800     39,200        -    40,000

Shares issued for
  cash @ $0.25      33,000        33      8,217        -     8,250

Net loss for the
  Period                 -         -          -   (4,078)   (4,078)
                 -------------------------------------------------

Balance, April 30,
  1999           2,033,000  $  2,033   $ 52,217  $(4,078) $ 50,172
                 =================================================

                      MAGIC BAG CORPORATION
                 (An Exploration Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

                         APRIL 30, 1999
                    (Stated in U.S. Dollars)


1.	NATURE OF OPERATIONS

a)	Organization

The Company was incorporated in the State of Nevada, U.S.A.
on February 17, 1999.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                       MAGIC BAG CORPORATION
                  (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)


2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

c)	Financial Instruments

The Company's financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

d)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


3.	MINERAL PROPERTY

The Company has entered into an option agreement dated April 1, 1999 to acquire a 70% interest in a mineral claim block located in the Sudbury Mining District, Ontario, Canada.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payment of CDN $1,500 (paid)

Exploration expenditures totalling CDN $150,000 by
April 1, 2000 with an additional CDN $150,000 in
exploration expenditures to be incurred by April 1,
2001

Consideration paid to date (CDN $1,500)            $ 1,000
                                                   =======

                       MAGIC BAG CORPORATION
                 (An Exploration Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

                         APRIL 30, 1999
                   (Stated in U.S. Dollars)


4.	EXPLORATION ADVANCE

	The Company has advanced $8,299 in connection with an exploration program which is to commence subsequent to April
30, 1999.


5.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                  ------------------------------
                                  Morgan & Company
                                  ------------------------------
                                  Chartered Accountants
                                  ------------------------------
                                  P.O. Box 10007, Pacific Centre
                                  Suite 1730 - 700 West
                                  Georgia Street
                                  Vancouver, B.C. V7Y 1A1
                                  Telephone (604) 687-5841
                                  Fax (604) 687-0075
                                  ------------------------------


               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the inclusion of our audit report, dated July 22, 1999, on the financial statements of Adventure Minerals Inc. (formerly Magic Bag Corporation) for the period ended April 30, 1999 in the Company's Registration Statement on Form 10-SB. We also consent to the application of such report to the financial information in the Registration Statement on Form 10-SB, when such financial information is read in conjunction with the financial statements referred to in our report.




Vancouver, Canada	                    \s\ Morgan & Company
August 24, 1999	                    Chartered Accountants

                             PART III
                         INDEX TO EXHIBITS


Exhibit 1:    Articles of Incorporation
Exhibit 2:    Certificate of Amendment of the Articles of Incorporation
Exhibit 3:    Bylaws of the Company
Exhibit 4:    Kukagami Lake Property Option Agreement
Exhibit 5:    Management  Contract between the Company and WFC
              Management Corporation
Exhibit 6:    Geological Report on the Kukagami Lake Property
Exhibit 7:    Consent of Geological Consultant to use of Report


                                20

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVENTURE MINERALS INC.

Date:	August 20, 1999

      \s\ Grayson Hand
By:	_________________________________

  	GRAYSON HAND, Director, President
      Chief Executive Officer